[redacted]

SEC[illegible] 08033112 [illegible]ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING OCTOBER 1, 2007 (MM/DD/YY) AND ENDING SEPTEMBER 30, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H.C. DENISON CO.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

618 N 7TH STREET
(No. and Street)

SHEBOYGAN (City) WI (State) 53081 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES A. TESTWUIDE (920) 457-9451
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SCHENCK SC
(Name – *if individual, state last, first, middle name*)

712 RIVERFRONT DR SUITE 301 SHEBOYGAN WI 53081
(Address) (City) (State) (Zip Code)

Mail Processing Section
NOV 2 0 2008
Washington, DC
103

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 1 8 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES A. TESTWUIDE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H.C. DENISON CO., as of SEPTEMBER 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Jean M. Scroggins

Notary Public

My Comm Exp 8-12-12

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (O) STATEMENT OF CASH FLOWS

X (P) INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

H.C. DENISON CO.

Financial Statements

September 30, 2008

Together With Independent Auditors' Report

H. C. DENISON CO.

CONTENTS

Schenck
Business Solutions
BETTER PEOPLE. BETTER RESULTS.

Independent Auditors' Report

To the Board of Directors
H. C. Denison Co.
Sheboygan, Wisconsin

We have audited the accompanying statement of financial condition of H. C. Denison Co. as of September 30, 2008, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of H. C. Denison Co. as of September 30, 2008 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Schenck SC
Certified Public Accountants

Sheboygan, Wisconsin
November 24, 2008

H. C. DENISON CO.

Statement of Financial Condition
September 30, 2008

ASSETS

Cash and cash equivalents	$	237,732
Cash - Segregated for reserve requirement		295,352
Cash - Segregated at clearing house		147,169
Receivables:		
Due from customers		33,783
Due from brokers and dealers		6,565
Commissions		81,396
Interest and dividends		5,652
Other receivables		5,203
Securities owned:		
Marketable, at market value		698,553
Not readily marketable, at estimated fair value		300
Federal tax deposit		5,516
Property and equipment, net of accumulated depreciation of $75,705		48,160
	$	1,565,381

See notes to financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Notes payable	$ 100,000	
Payables:		
Customers	318,191	
Brokers and dealers	125,587	
Other	5,968	
Securites sold, not yet purchased, at market value	65,972	
Accrued liabilities:		
Salaries, commissions and related withholdings	24,495	
Property taxes	7,809	
Total liabilities		$ 648,022
Stockholders' equity		
Common stock, no par value:		
Authorized, 1,524 shares		
Issued and outstanding, 1,075 shares	1,052,000	
Accumulated deficit	(134,641)	
Total stockholders' equity		917,359
		$ 1,565,381

H. C. DENISON CO.

Statement of Income
Year ended September 30, 2008

Revenues		
Commissions	$ 1,881,219	
Net dealer inventory and security gains	172,368	
Interest and dividends	40,213	
Other	157,113	
Total revenues		$ 2,250,913
Expenses		
Employee compensation and benefits	1,556,349	
Communications	133,595	
Promotional costs	45,392	
Occupancy and equipment	284,689	
Interest	10,551	
Professional fees	24,838	
Bank and clearing charges	71,097	
Non-compete agreement	6,250	
Other	77,148	
Total expenses		2,209,909
Net income		$ 41,004

See notes to financial statements.

H. C. DENISON CO.

Statement of Changes in Stockholders' Equity
Year ended September 30, 2008

	Shares	Common Stock	Accumulated Deficit	Total
Balance, October 1, 2007	1,075	$ 1,052,000	$ (175,645)	$ 876,355
Net income	-	-	41,004	41,004
Balance, September 30, 2008	1,075	$ 1,052,000	$ (134,641)	$ 917,359

See notes to financial statements.

H. C. DENISON CO.

Statement of Cash Flows
Year ended September 30, 2008

Operating activities		
Net income	$ 41,004	
Adjustments to reconcile net income to net cash used for operating activities:		
Depreciation	13,046	
Decrease (increase) in:		
Cash - Segregated	(50,925)	
Receivables	194,125	
Securities owned	(283,226)	
Federal tax deposit	(5,516)	
Increase (decrease) in:		
Payables	(52,933)	
Securities sold, not yet purchased	65,972	
Accrued liabilities	(7,230)	
Net cash used for operating activities		$ (85,683)
Investing activity		
Purchase of property and equipment		(9,147)
Financing activity		
Net increase in notes payable		25,000
Cash and cash equivalents		
Net decrease		(69,830)
Beginning of year		307,562
End of year		$ 237,732
Supplemental disclosure of cash flow information		
Cash paid for interest		$ 10,551

See notes to financial statements.

H. C. DENISON CO.

Notes to Financial Statements
September 30, 2008

Note 1 - Nature of business and significant accounting policies

A. Nature of business

H. C. Denison Co. (Company) is a broker and dealer in securities located in Sheboygan, Wisconsin. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

B. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

C. Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

D. Reserve for bad debts

No reserve for bad debts is deemed necessary because the Company holds purchased securities until the customer remits payment and does not pay customers for sales until the certificates are presented.

E. Securities owned and revenue recognition of securities transactions

Customers' and brokers' and dealers' securities and commodities transactions are recorded on a settlement date basis. Securities and commodities transactions of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

F. Commissions

Commissions and related clearing expenses are recorded on the trade date basis as securities transactions occur.

Note 1 - Nature of business and significant accounting policies, continued

G. Property, equipment and depreciation

Property and equipment are stated at cost. Expenditures for additions and improvements are capitalized while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are expensed currently as incurred. Properties sold or otherwise disposed of are removed from the property accounts, with gains or losses on disposal credited or charged to operations.

Depreciation is provided over the estimated useful lives of the respective assets using the straight-line method.

H. Advertising

The Company expenses advertising costs as they are incurred. Advertising costs were $27,519 for the year ended September 30, 2008. These costs are included in promotional costs on the statement of income.

I. Income taxes

The Company has elected, by consent of its stockholders, to be taxed as an S corporation under the provisions of the Internal Revenue Code and Wisconsin Statutes. Under those provisions, the Company does not pay federal and Wisconsin corporate income taxes on its taxable income. Instead, the stockholders are liable for their respective shares of the Company's taxable income on their individual tax returns. The Company periodically makes distributions to the stockholders for income taxes.

Note 2 - Risks, uncertainties and concentration

The Company maintains cash deposits at several banks. Deposits at each bank are insured by the Federal Deposit Insurance Corporation up to $100,000 ($250,000 from October 3, 2008 to December 31, 2009) per entity. The Company's cash deposits, at times, exceed these limits.

The Company's securities are subject to various risks, including market, credit and interest rate risks. Since September 30, 2008, the U.S. and international securities markets, including both equity and debt markets, have experienced significant volatility. The effect of these matters on the Company's financial condition and results of operations has not been determined and, in any event, changes daily.

Note 3 - Cash - Segregated for reserve requirement

The Company is required to maintain sufficient bank accounts and qualified securities as a reserve to protect customer interests pursuant to Securities and Exchange Commission Rule 15c3-3. At September 30, 2008, cash segregated for reserve requirement consists of:

Cash on deposit	$ 236,283
Certificates of deposit	59,069
	$ 295,352

Note 4 - Cash - Segregated at clearing house

The Company is required to maintain cash balances at Depository Trust and Clearing Corporation. These segregated cash balances fluctuate periodically based on activity. Depository Trust and Clearing Corporation holds securities owned by the Company and is the Company's primary clearing agent.

Note 5 - Due from and payable to brokers and dealers

Accounts receivable from and payable to brokers and dealers consist of cash due or payable on security transactions. The security transactions are settled when the underlying securities are delivered. Securities sold but not yet delivered are held as collateral for monies due upon delivery. Securities held as collateral pending payment are not reflected in the financial statements. Monies owed against securities not yet received are held pending receipt of securities.

Note 6 - Due from and payable to customers

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned and not yet paid for by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

Note 7 - Securities owned and sold, not yet purchased

Marketable securities owned and sold, not yet purchased at September 30, 2008 consist of trading and investment securities at market values as follows:

	Owned	Sold, not yet purchased
Stocks	$ 36,106	$ -
Corporate bonds	158,805	-
U.S. Government obligations	40,361	65,972
Municipal bonds	463,281	-
	$ 698,553	$ 65,972

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At September 30, 2008, these securities at estimated fair values consisted of stocks of $300.

Note 8 - Notes payable

Community Bank

At September 30, 2008, the Company had available a line of credit of $500,000 which matures January 28, 2009. There was $100,000 outstanding at September 30, 2008. The Company also had available a $1,000,000 line of credit, which matures March 10, 2009, and which had $0 outstanding at September 30, 2008 The interest rate charged on the amounts outstanding is the bank's prime rate (5% at September 30, 2008). The lines of credit are secured by substantially all assets of the Company.

J P Morgan Chase Bank, N.A.

At September 30, 2008, the Company had available lines of credit totaling $600,000 which mature December 31, 2008. There was $0 outstanding at September 30, 2008. The interest rate charged is the 30-day LIBOR rate plus 250 basis points (4.986% at September 30, 2008). These lines of credit are secured by specific securities in inventory and guaranteed by the majority stockholder of the Company.

Note 9 - Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2008, the Company had net capital of $780,040, which was $530,040 in excess of its required net capital of $250,000. The Company's net capital ratio was .1996 to 1.

These calculations of excess net capital and the net capital ratio were prepared on a settlement date basis of accounting. Results from the use of a settlement date basis of accounting do not vary materially from those that would be obtained by use of a trade date basis of accounting.

Note 10 - Profit-sharing plan

The Company has a profit-sharing plan covering substantially all of its employees. The Board of Directors determined that for the year ended September 30, 2008, no contribution would be made to the plan. The plan also contains a 401(k) voluntary salary reduction feature.

Note 11 - Related party transactions and lease commitment

The Company leases its Sheboygan office facility from a former stockholder for $11,573 per month, increasing annually based on the increase in the consumer price index, under a noncancelable operating lease which expires December 1, 2012. The Company is required to pay real estate taxes, insurance and the cost of the normal repairs and maintenance to the building.

Note 11 - Related party transactions and lease commitment, continued

Following is a schedule by years of future minimum rental payments required under operating leases that have initial noncancelable lease terms in excess of one year as of September 30, 2008:

Year ending September 30,	
2009	$ 138,876
2010	138,876
2011	138,876
2012	138,876
2013	23,146
	$ 578,650

Rent expense under all operating leases amounted to $140,170 for the year ended September 30, 2008.

The Company had a non-compete agreement with a former stockholder. The agreement specified certain non-compete requirements which expired on December 31, 2007. Under terms of the agreement, the Company made payments to the former stockholder in the amount of $6,250.

Note 12 - New accounting standards

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 157, *Fair Value Measurements*, which defines fair value, clarifies the definition of the exchange price, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company will be required to adopt SFAS No. 157 as of October 1, 2008. The Company is currently evaluating the impact of SFAS No. 157 on the Company's financial condition, results of operations and cash flows.

In June 2006, the FASB issued FASB Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes (an interpretation of SFAS No. 109)*. FIN No. 48 increases the relevancy and comparability of financial reporting by clarifying the way companies account for uncertainty in income taxes for tax positions taken or expected to be taken. It makes recognition and measurement more consistent as well as offering clear criteria for subsequently recognizing, derecognizing and measuring such tax positions for financial statement purposes. The Company will be required to adopt FIN No. 48 as of October 1, 2009, with any cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company has not yet determined the impact of adoption of FIN No. 48 on the Company's financial condition, results of operations and cash flows.

SUPPLEMENTAL INFORMATION

Schenck
Business Solutions
BETTER PEOPLE. BETTER RESULTS.

Independent Auditors' Report on Supplemental Information

To the Board of Directors
H. C. Denison Co.
Sheboygan, Wisconsin

We have audited the accompanying financial statements of H. C. Denison Co. as of and for the year ended September 30, 2008, and have issued our report thereon dated November 24, 2008.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II, as of and for the year ended September 30, 2008, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schenck SC
Certified Public Accountants

Sheboygan, Wisconsin
November 24, 2008

AGN International
712 Riverfront Drive • Suite 301 • Sheboygan, WI 53081 • schencksolutions.com
Phone: 920-458-0341 • 800-236-2248 • Fax: 920-458-8974

H.C. Denison Co.
September 30, 2008

SCHEDULE I

PART II

BROKER OR DEALER	
H. C. Denison Co.	as of 09/30/08

COMPUTATION OF NET CAPITAL

1. Total ownership equity (from Statement of Financial Condition - Item 1800)			$ 899,656	[3480]
2. Deduct: Ownership equity not allowable for Net Capital			( )	[3490]
3. Total ownership equity qualified for Net Capital			899,656	[3500]
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				[3520]
B. Other (deductions) or allowable credits (List)				[3525]
5. Total capital and allowable subordinated liabilities			$ 899,656	[3530]
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)		$ 80,347 [3540]		
1. Additional charges for customers' and non-customers' security accounts		[3550]		
2. Additional charges for customers' and non-customers' commodity accounts		[3560]		
B. Aged fail-to-deliver:		[3570]		
1. number of items	[3450]			
C. Aged short security differences-less reserve of	$ [3460]	[3580]		
number of items	[3470]			
D. Secured demand note deficiency		[3590]		
E. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]		
F. Other deductions and/or charges		[3610]		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		[3615]		
H. Total deductions and/or charges			(80,347)	[3620]
7. Other additions and/or allowable credits (List)				[3630]
8. Net Capital before haircuts on securities positions			$ 819,309	[3640]
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments		$ [3660]		
B. Subordinated securities borrowings		[3670]		
C. Trading and investment securities:				
1. Bankers' acceptances, certificates of deposit and commercial paper		[3680]		
2. U.S. and Canadian government obligations		2,315 [3690]		
3. State and municipal government obligations		22,399 [3700]		
4. Corporate obligations		10,669 [3710]		
5. Stocks and warrants		3,886 [3720]		
6. Options		[3730]		
7. Arbitrage		[3732]		
8. Other securities		[3734]		
D. Undue concentration		[3650]		
E. Other (List)		[3736]	(39,269)	[3740]
10. Net Capital			$ 780,040	[3750]

OMIT PENNIES

Note: The information contained in this Schedule I is in agreement in all material respects with the unaudited focus report, part II filed by the Company as of September 30, 2008. The schedule has been prepared on a settlement date basis of accounting. The accompanying financial statements have been prepared on a trade date basis of accounting. Results from the use of a settlement date basis of accounting do not vary materially from those that would be obtained by use of a trade date basis of accounting.

PART II

BROKER OR DEALER	
H. C. Denison Co.	as of 09/30/08

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimal net capital required (6-2/3% of line 19)			$ 10,379	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 250,000	3758
13. Net capital requirement (greater of line 11 or 12)			$ 250,000	3760
14. Excess net capital (line 10 less 13)			$ 530,040	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)			$ 480,040	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 451,042	3790
17. Add:				
A. Drafts for immediate credit	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820	$	3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts(15c3-1(c)(1)(vii))			$ 295,352	3838
19. Total aggregate indebtedness			$ 155,690	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			% 19.96	3850
21. Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 divided by line 10 less item 4880 page 12)			% 19.96	3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	$	3880
24. Net capital requirement (greater of line 22 or 23)	$	
25. Excess net capital (line 10 less 24)	$	3910
26. Percentage of Net Capital to Aggregate Debits (line 10 divided by line 17 page 8)	%	3851
27. Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits item 10 less item 4880 page 12 divided by line 17 page 8)	%	3854
28. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$	3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	%	3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) divided by Net Capital	%	3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternate method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Schedule I,
Continued

H. C. DENISON CO.

Reconciliation of Company's Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission with Computation Based on Audited Amounts

As of September 30, 2008

Net capital, as reported in Company's Part II (Unaudited) Focus Report	$	780,040
Net audit adjustments		-
Net capital, per above computation	$	780,040
Total ownership equity from statement of financial condition (Trade date basis)	$	917,359
Net income effect from conversion to settlement date basis		(17,703)
Total ownership equity, Line 1 (Settlement date basis)	$	899,656

H.C. Denison Co.
September 30, 2008

SCHEDULE II

BROKER OR DEALER
H. C. Denison Co. as of 09/30/08

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES				
1. Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)	$ 301,291	4340		
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)		4350		
3. Monies payable against customers' securities loaned (see Note C)		4360		
4. Customers' securities failed to receive (see Note D)	4,132	4370		
5. Credit balances in firm accounts which are attributable to principal sales to customers	65,972	4380		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		4390		
7. ** Market value of short security count differences over 30 calendar days old		4400		
8. ** Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		4410		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		4420		
10. Other (List)		4425		
11. TOTAL CREDITS			$ 371,395	4430
DEBIT BALANCES				
12. ** Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$ 32,187	4440		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		4450		
14. Failed to deliver of customers' securities not older than 30 calendar days	6,565	4460		
15. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F)		4465		
16. Margin related to security futures products written, purchased or sold in customer accounts required and on deposit with a clearing agency or a derivative clearing organization (see note G)		4467		
17. Other (List)		4469		
18. ** Aggregate debit items			$ 38,752	4470
19. ** Less 3% (for alternative method only - see Rule 15c3-1(f)(5)(i))			( )	4471
20. ** TOTAL 15c3-3 DEBITS			38,752	4472
RESERVE COMPUTATION				
21. Excess of total debits over total credits (line 20 less line 11)			$	4480
22. Excess of total credits over total debits (line 11 less line 20)			332,643	4490
23. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits				4500
24. Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period			295,352	4510
25. Amount of deposit (or withdrawal) including $ [4515] value of qualified securities			100,000	4520
26. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ [4525] value of qualified securities			$ 395,352	4530
27. Date of deposit (MMDDYY)			10/02/08	4540

OMIT PENNIES

FREQUENCY OF COMPUTATION

28. Daily [4332] Weekly [4333] Monthly X [4334]

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

Page 8

Note: The information contained in this Schedule II is in agreement in all material respects with the unaudited focus report, part II filed by the Company as of September 30, 2008. The schedule has been prepared on a settlement date basis of accounting. The accompanying financial statements have been prepared on a trade date basis of accounting. Results from the use of a settlement date basis of accounting do not vary materially from those that would be obtained by use of a trade date basis of accounting.

Schenck
Business Solutions
BETTER PEOPLE. BETTER RESULTS.

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

To the Board of Directors
H. C. Denison Co.
Sheboygan, Wisconsin

In planning and performing our audit of the financial statements of H. C. Denison Co. (Company) as of and for the year ended September 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

AGN INTERNATIONAL
712 Riverfront Drive • Suite 301 • Sheboygan, WI 53081 • schencksolutions.com
Phone: 920-458-0341 • 800-236-2248 • Fax: 920-458-8974

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control related to financial reporting that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended September 30, 2008, and this report does not affect our report thereon dated November 24, 2008.

Company personnel are not able to prepare full-disclosure financial statements in accordance with generally accepted accounting principles.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Schenck SC
Certified Public Accountants

Sheboygan, Wisconsin
November 24, 2008

END